UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number 001-35123

Golar LNG Partners LP

(Exact name of Registrant as specified in its Charter)

2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton
HM 11
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐         No   ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 28, 2016, Golar LNG Partners LP entered into a Supplemental Agreement with Golar LNG Limited, Golar LNG NB13 Corporation and Sea 24 Leasing Co. Limited.  The Supplemental Agreement is attached hereto and is incorporated by reference herein.

EXHIBITS

The following exhibit is filed as part of this Report:

10.1  Supplemental Agreement, dated April 28, 2016, made by and among Golar LNG Partners LP, Golar LNG Limited, Golar LNG NB13 Corporation and Sea 24 Leasing Co. Limited.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (333-214241) OF THE REGISTRANT.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date: February 7, 2017

	By:		/s/ Graham Robjohns
		Name:	Graham Robjohns
		Title:	Principal Executive Officer

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